EXHIBIT 99.1

Press Release Dated May 14, 2012, Suncor Energy announces Option Writing Program in connection with Normal Course Issuer Bid

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces Option Writing Program in connection with Normal Course Issuer Bid

Calgary, Alberta (May 14, 2012) – Suncor Energy announced today that the Toronto Stock Exchange (TSX) has granted approval for Suncor to issue put options to a Canadian financial institution. These put options would be issued from time to time and are part of Suncor’s previously announced Normal Course Issuer Bid (NCIB).

Options issued in connection with the NCIB will entitle the purchaser, on the expiry date of the relevant options, to sell to Suncor a specified number of Suncor common shares at a price agreed to on the date the options are issued. Suncor will receive a premium for each option issued. The exercise price payable by Suncor upon exercise of an option will not exceed the relevant market price of Suncor common shares on the day the option is issued plus the amount of the premium received by Suncor for the option. All Suncor common shares purchased by Suncor upon exercise of the put options will be cancelled.

The number of options issued, the exercise prices, expiration dates and premiums in respect of each option will be negotiated by Suncor and the financial institution, and will be subject to NCIB limits determined by the TSX. All options will expire on or before September 5, 2012.

Suncor common shares subject to the put options must be purchased through the TSX and in accordance with TSX trading restrictions on purchases under the NCIB. In addition, Suncor and the financial institution will limit daily purchases of Suncor common shares in connection with the NCIB and hedging activity related to the put options to not more than 25% (1,115,781 common shares) of the average daily trading volume of Suncor’s common shares on the TSX during any trading day, and subject to the TSX’s ‘block purchase’ exemption for NCIBs that is available to Suncor for regular open market purchases under the NCIB

Since February 28, 2012, Suncor has acquired 12,743,700 of its common shares under the NCIB at an average purchase price of $31.80 per share.

Suncor Energy is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at www.suncor.com.

Investor inquiries:

800-558-9071

invest@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 www.suncor.com

Media inquiries:

403-296-4000

media@suncor.com